Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

29 OCTOBER 2020

WESTPAC REACHES AGREEMENT TO SETTLE BOTH US BBSW CLASS ACTION AND ROSEN LAW FIRM US CLASS ACTION

US BBSW Class Action

Westpac Group announced today it has entered into an agreement with the Plaintiffs to settle the US BBSW class action. This class action was filed in August 2016 in the US District Court for the Southern District of New York, in relation to trading activity in the Australian bank bill swap reference rate (BBSW) market. Settlement is subject to negotiation and execution of complete settlement papers and Court approval.

Westpac has previously raised a provision in relation to this matter in the 2020 financial year. The terms of the settlement are currently confidential.

US Rosen Law Firm Class Action

Westpac Group announced today it has entered into a settlement agreement with the Plaintiffs to settle this claim which was filed in January 2020 in the US District Court for the District of Oregon in relation to market disclosure issues connected to Westpac’s financial crime obligations over the period 11 November 2015 to 19 November 2019. Settlement is subject to Court approval.

The settlement is not material and resolves all claims against the defendants without any admission of liability.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.